

December 3, 2013

Via Email
Rodney J. Sailor
Chief Financial Officer
WPX Energy, Inc.
One Williams Center
Tulsa, OK 74172-0172

> **Re:** **WPX Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **Form 8-K filed February 28, 2013**
> **Supplemental Response dated September 5, 2013**
> **File No. 001-35322**

Dear Mr. Sailor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Reserves and Production Information, page 9

Proved Undeveloped Reserves, page 12

1. Your response to comment 1 in our letter dated August 23, 2013 states that the restoration of previously removed proved undeveloped reserves ("PUDs") is due to changes in your drilling plans and the passage of time. Please provide us with additional information describing the circumstance that led to the removal of these PUDs. Your response should also explain how these circumstances changed in support of restoring these PUDs. For example, if these PUDs were removed in a prior period due to economic considerations, please tell us how management concluded that the expected rate of return was sufficient

to restore these PUDs during the fiscal year ended December 31, 2012. In addition, please tell us the proportion of the well locations and reserves identified in your response scheduled for the fiscal year ended December 31, 2013 drilled to date.

Notes to Consolidated Financial Statements

Note 16 – Derivatives and Concentration of Credit Risk, page 122

2.   We note your response to comment 2 in our letter dated August 23, 2013. Please identify for us the specific provisions of the relevant authoritative literature that support the separate disclosure of realized and unrealized gains / losses from the change in fair value of derivative instruments not designated as hedging instruments. As part of your response, specifically explain to us why the measure of unrealized gains / losses that you have presented is an amount calculated in accordance with U.S. GAAP.

Form 8-K filed February 28, 2013

3.   We note your response to comment 5 in our letter dated August 23, 2013. In view of our question regarding the support under U.S. GAAP for your separate presentation of realized and unrealized gains and losses, please explain your basis for concluding that the presentation of a line item captioned "realized gain (loss) from derivatives not designated as hedges" as part of the reconciliation of the non-GAAP measures presented is appropriate. As part of your response, please explain to us why you believe a presentation based on total net proceeds would not be preferable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Sandy Eisen at (202) 551-3864 or me at (202) 551-3311 with any questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief